Exhibit 99.1

SINOVAC Updates the Status Under Holding Foreign Companies Accountable Act

BEIJING, China, May 6, 2022 -- Sinovac Biotech Ltd. (“SINOVAC” or the “Company”) (NASDAQ: SVA), a leading provider of biopharmaceutical products in China, is aware that the Company has been identified by the United States Securities and Exchange Commission (“SEC”) under the Holding Foreign Companies Accountable Act of the United States (the “HFCAA”) on May 4, 2022. Similar to other companies that have also been identified, SINOVAC notes such identification resulted from the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021. SINOVAC has previously disclosed that its auditor, the independent registered public accounting firm that issued the audit report included in its annual report filed with the SEC, is in a jurisdiction currently listed as not being able to be fully inspected by the PCAOB, and thus the identification was expected. SINOVAC will continue to closely monitor developments and explore options in relation to the HFCAA.

About SINOVAC

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus71 (EV71), hepatitis A and B, seasonal influenza, 23-valent pneumococcal polysaccharide (“PPV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella, mumps and poliomyelitis. SINOVAC’s COVID-19 vaccine, CoronaVac®, has been granted emergency use approval or conditional marketing authorization in Asia, Latin America, Africa and Middle East countries and EUL by the WHO. Healive®, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by SINOVAC against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, SINOVAC was the first company worldwide to receive approval for its H1N1 influenza vaccine Panflu.1®, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine Panflu® to the government stockpiling program. In 2021, SINOVAC’s Sabin-strain inactivated polio vaccine has been approved for registration. The Company is developing several new products including combination vaccines. SINOVAC primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is actively seeking market authorization of its regular products in countries outside of China. For more information, please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

Contacts

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871 or

+86-10-5693-1897

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com